Exhibit 99.1

InterOil’s value - enhancing transaction with ExxonMobil August 2016

– 2 – – 2 – Legal notice and forward - looking statements This document includes “forward - looking statements” . All statements, other than statements of historical facts, included in this document are forward - looking statements . These statements are based on the current beliefs of InterOil Corporation (“InterOil”) and Exxon Mobil Corporation (“ExxonMobil”), as well as assumptions made by, and information currently available to InterOil and ExxonMobil . No assurances can be given however, that these events will occur . Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders . Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil and ExxonMobil, which may cause actual results to differ materially from those implied or expressed by the forward - looking statements . These include in particular information and statements relating to InterOil’s agreement with ExxonMobil and the ability to realize the anticipated benefits, the ability to complete the transaction, either on the anticipated timeline or at all, the ability to obtain required shareholder and court approvals for the transaction, business disruptions relating from the transaction, the outcome of any legal proceeding relating to the transaction, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break - even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work - overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil’s and ExxonMobil’s publicly available filings, including but not limited to those in InterOil’s Management Information Circular, InterOil’s annual report for the year ended December 31 , 2015 on Form 40 - F and its Annual Information Form for the year ended December 31 , 2015 , and ExxonMobil’s annual report for the year ended December 31 , 2015 on Form 10 - K . InterOil and ExxonMobil disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws . None of the securities anticipated to be issued pursuant to the Plan of Arrangement with ExxonMobil have been or will be registered under the United States Securities Act of 1933 , as amended (the "U . S . Securities Act"), or any state securities laws, and any securities issued in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3 (a)(10) of the U . S . Securities Act and applicable exemptions under state securities laws . This document does not constitute an offer to sell or the solicitation of an offer to buy any securities . There can be no assurance that the transaction will occur . The proposed transaction is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met . Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www . sedar . com .

– 3 – – 3 – Reference is made in this presentation to contingent resources It should be noted that InterOil has no production or reserves or future net revenue as defined in National Instrument 51 - 101 – Standards of Disclosure for Oil and Gas Activities (“NI 51 - 101 ”) or under definitions established by the SEC . Trillion cubic feet equivalent ( Tcfe ) may be misleading, particularly if used in isolation . A Tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead . Well test results should be considered as preliminary and not necessarily indicative of long - term performance or of ultimate recovery . Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery . Estimates of InterOil’s Contingent Resources are based on the independent evaluation by GLJ of Contingent Resources for the Elk - Antelope and Triceratops fields as of December 31 , 2015 (“GLJ Elk - Antelope and Triceratops Report”) and the independent evaluation by RISC of Contingent Resources for the Raptor and Bobcat discoveries as of December 31 , 2015 (“RISC Raptor and Bobcat Report”), which have each been prepared in accordance with the COGE Handbook . All of InterOil’s Contingent Resources have been classified as conventional natural gas and natural gas liquids . Contingent Resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies . The economic status of the resources is undetermined and there is uncertainty that it will be commercially viable to produce any portion of the resources . It should be noted that it is not certain that all fields / accumulations set out above will progress to reserves . The following classification of Contingent Resources are used in this presentation : • Low Estimate (or 1 C) means there is at least a 90 percent probability (P 90 ) that the quantities actually recovered will equal or exceed the low estimate . • Best Estimate (or 2 C) means there is at least a 50 percent probability (P 50 ) that the quantities actually recovered will equal or exceed the best estimate . • High Estimate (or 3 C) means there is at least a 10 percent probability (P 10 ) that the quantities actually recovered will equal or exceed the high estimate . The estimates of Contingent Resources provided in this presentation are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered . Actual Contingent Resources may be greater than or less than the estimates provided in this in this presentation and the differences may be material . There is no assurance that the forecast price and cost assumptions applied by GLJ and RISC in evaluating InterOil’s Contingent Resources will be attained and variances could be material . There is also uncertainty that it will be commercially viable to produce any part of the Contingent Resources . For a discussion of the Contingent Resources project evaluation scenario, economics status and maturity subclass as well as the change, timing and development of Contingent Resources evaluated pursuant to the GLJ Elk - Antelope and Triceratops Report and the RISC Raptor and Bobcat Report, see Schedule A to InterOil’s Annual Information Form for the year ended December 31 , 2015 which is available on www . interoil . com or from the SEC at www . sec . gov or on SEDAR at www . sedar . com . Accuracy of resource estimates The accuracy of resource estimates is in part a function of the quality and quantity of available data and of engineering and geological interpretation and judgment . Other factors in the classification as a resource include a requirement for more appraisal wells, detailed design estimates and near - term development plans . The size of the resource estimate could be positively impacted, potentially in a material amount, if additional appraisal wells or seismic determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and/or well data . The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional appraisal wells or seismic determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and/or well data . Disclaimer of oil and gas information

Delivering compelling value for InterOil shareholders

InterOil

1	**Material and immediate premium**	· InterOil shareholders to receive $45 per share in ExxonMobil stock for each share held · Share consideration delivers immediate and material premium of: – 42.2% to InterOil's closing price on May 19, 2016 (the day prior to the announcement of the Oil Search transaction)(1) – 41.2% to InterOil 1-month VWAP(1) – 48.2% to InterOil 3-month VWAP(1)
2	**Significant upside in PRL 15 resource**	· Exposure to potential upside in PRL 15 resource volumes through the CRP consideration · CRP delivers a cash payment of ~US$7.07 per share for each tcfe gross resource certification of the Elk-Antelope fields above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource · Payment triggered on interim resource certification, which will include the Antelope-7 appraisal well
3	**Exposure to future value**	· Ownership in world's preeminent energy company, listed on the NYSE · Benefit from ExxonMobil's high quality, diverse asset base · Access to reliable cash flow and dividend stream

(1) Based on InterOil's closing price of US$31.65 per share as of May 19, 2016, InterOil 1-month VWAP of US$31.88 per share as of May 19, 2016, and InterOil 3-month VWAP of US$30.37 per share as of May 19, 2016.

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Summary of InterOil's proposed transaction with ExxonMobil

InterOil

Offer price and consideration	· ExxonMobil to acquire InterOil in a transaction worth more than US$2.5 billion[(1)] · InterOil shareholders to receive US$45.00 in ExxonMobil common stock and a Contingent Resource Payment (CRP) for each InterOil share they hold · Number of ExxonMobil shares to be determined by ExxonMobil's 10 day volume-weighted average price (VWAP) ending on (and including) the second trading day immediately prior to the effective date of the transaction
Contingent Resource Payment (CRP)	· CRP will deliver an additional cash payment of ~US$7.07 per share for each tcfe gross resource certification of the Elk-Antelope fields above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource · Payment triggered on PRL 15 2C interim resource certification, which will include the Antelope-7 well
ExxonMobil dividend	· InterOil shareholders receive ExxonMobil stock with current 3.2% dividend yield and 34 consecutive years of dividend growth
Unanimous Board recommendation	· InterOil Board unanimously recommends that InterOil shareholders vote to approve the ExxonMobil transaction · The previously announced Oil Search agreement has been terminated
Targeted closing	· Late September 2016
Roadmap to completion	· InterOil shareholder approval (66 2/3% of those voting) · Court approval and customary closing conditions
Structure	· Structured as a Plan of Arrangement under Business Corporations Act (Yukon)

(1) Enterprise value.

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– 6 – – 6 – Material and immediate premium for shareholders… (US$ per share) 6.2 tcfe 7.0 tcfe 8.0 tcfe 9.0 tcfe 10.0 tcfe Share consideration $45.00 $45.00 $45.00 $45.00 $45.00 CRP - potential value (1) – $5.66 $12.73 $19.80 $26.87 Aggregate consideration p.s. $45.00 $50.66 $57.73 $64.80 $71.87 Premia: Premium to last close (2) 42% 60% 82% 105% 127% Premium to 1-month VWAP (3) 41% 59% 81% 103% 125% Premium to 3-month VWAP (4) 48% 67% 90% 113% 137% (1) Represents potential future payment at given certified resource level; not discounted to present value. (2) Based on InterOil’s closing price of US$31.65 per share as of May 19, 2016. (3) Based on InterOil’s 1 - month VWAP up to and including May 19, 2016 of US$31.88 per share. (4) Based on InterOil’s 3 - month VWAP up to and including May 19, 2016 of US$30.37 per share. ~US$7.07 per InterOil share for each incremental tcfe above 6.2 tcfe , to a maximum of 10 tcfe

– 7 – – 7 – …with CRP providing exposure to resource volume upside… (1) Drilling of Antelope - 7 has been agreed by PRL 15 joint venture participants. (2) Maximum potential CRP of $1,372 million calculated as follows: 10.0 Tcfe minus 6.2 Tcfe , multiplied by $0.90 per Mcfe, multiplied by 1,000, multiplied by 40.127529% (interest sold under Total 2014 SPA).  Direct cash payment to shareholders  Upside exposure to resource certification of Elk - Antelope  ExxonMobil is aligned with InterOil shareholders to ensure a robust and transparent certification process – ExxonMobil incentivized as higher certification number results in: (1) higher incremental cash payments; (2) increased funding capability; and (3) increased marketing capability Benefits of CRP  Cash payment of ~US $ 7 . 07 per share for each tcfe of gross certified resource for PRL 15 above 6 . 2 tcfe , up to a maximum of 10 tcfe  The CRP will not be listed on any exchange and will not be transferable InterOil shareholders receive  Following drilling of Antelope - 7 well (1) and the interim certification process  CRP payout based on interim resource certification, with payment expected to be made in Q 2 2017 Timing  A Holders Committee, initially comprised of two current InterOil board members, will be formed prior to completion to represent InterOil shareholders and monitor the certification process  ExxonMobil will make reasonable commercial efforts to retain senior technical experts from InterOil to ensure all appropriate knowledge and background is incorporated into the resource certification process Governance  A cash amount equal to US $ 1 , 372 million, (2) representing the maximum CRP payout, will be paid into an escrow account at the close of the transaction  100 % of escrowed funds will be loaned to ExxonMobil and will earn a market based all - in interest cost for comparable ExxonMobil corporate debt securities of similar maturity  Upon certification, ExxonMobil will repay the loan in full with accrued interest, and the escrow agent will distribute the cash in an amount based on the size of the certified resource and a proportionate amount of accrued interest to InterOil shareholders Structure

– 8 – – 8 –  ExxonMobil competitive advantages : – High quality, diverse asset base – Attractive portfolio of value - focused projects – Integrated business that supports resilient cash flow – Proven, consistent strategy implementation – Technology leadership – Balance sheet strength – Leading financial and operating performance  Benefits of ExxonMobil share ownership : – Long track record of reliable dividend growth – 34 consecutive years of dividend growth – Annual dividend growth of 10% over 10 years ended in 2015 – More liquid market for ExxonMobil shares Comparison of total share return ($ per share) Rebased to ExxonMobil’s share price (US dollar terms) (1) Source: ExxonMobil investor presentation on transaction (Aug - 16), available at: http:// phx.corporate - ir.net/External.File?item=UGFyZW50SUQ9MzQ2NDEzfENoaWxkSUQ9LTF8VHlwZT0z&t=1&cb=636054056445987472 . (1) Sourced from Bloomberg as of August 5, 2016. Analysis is rebased to ExxonMobil’s share price as of August 8, 2010, and assumes dividends have been reinvested. (2) Dividend yield based on ExxonMobil’s closing share price of $87.56 per share as of August 5, 2016. (3) Annualized yield. (3) ExxonMobil Year Dividend ($/share) Yield (%) 2013 $2.46 2.8% 2014 $2.70 3.1% 2015 $2.88 3.3% 1H 2016 $1.48 3.4% Historical ExxonMobil dividend yield (2) … and benefit from attractive ExxonMobil share consideration - $20 $40 $60 $80 $100 $120 $140 Aug-11 Aug-12 Aug-13 Aug-14 Aug-15 Aug-16 ExxonMobil total share return Oil Search total share return InterOil total share return Brent price 44.1% (7.0%) (1.3%) (57.3%)

– 9 – – 9 – $6.04 $7.07 Oil Search proposal (CVR) ExxonMobil proposal (CRP) (1) Based on the implied value of upfront Oil Search share consideration per InterOil share that was disclosed by Oil Search on May 20, 2016. (2) Per share figures calculated based on 51,123,663 and 51,082,771 InterOil common and restricted shares outstanding for the Oil Search and ExxonMobil proposals, respectively. (3) CVR = Contingent Value Right, as defined under the terms of the previous Oil Search proposal. (4) Combined offer value comprises the undiscounted value of upfront consideration and CRP.  The InterOil Board of Directors, in consultation with its independent legal and financial advisors, determined in good faith that the ExxonMobil transaction is superior to the previously announced transaction with Oil Search  ExxonMobil’s proposal provides substantially greater value to InterOil shareholders than the previous Oil Search proposal – ExxonMobil transaction delivers superior upfront consideration and a larger resource payment, up to a maximum of 10 tcfe  The InterOil Board unanimously recommends the ExxonMobil transaction  On July 21 , 2016 , InterOil terminated Oil Search transaction and ExxonMobil paid Oil Search the termination fee on behalf of InterOil Upfront offer price per InterOil share CVR vs CRP payout per t cfe per InterOil share (3) Combined offer value per InterOil share (1)(2)(4) $40.25 $45.09 $51.13 $57.17 $63.22 $45.00 $50.66 $57.73 $64.80 $71.87 6.2 tcfe 7.0 tcfe 8.0 tcfe 9.0 tcfe 10.0 tcfe Oil Search proposal ExxonMobil proposal +12% +12% +13% +13% +14% +17% (3) (6.2 to 10.0 tcfe ) $31.65 $40.25 $45.00 InterOil pre-announcement share price (May 19, 2016) Oil Search proposal ExxonMobil proposal +42% +12% (1) A superior proposal for InterOil shareholders…

– 10 – – 10 –  ExxonMobil’s proposal provides InterOil shareholders with a superior combined offer value – 12% higher upfront consideration compared to the previous Oil Search proposal – 17% higher contingent resource payment compared to the previous Oil Search proposal – Access to ExxonMobil future dividend stream (from 4Q 2016)  ExxonMobil’s combined offer value per InterOil share at a 10 . 0 tcfe certified resource is equivalent to the previous Oil Search proposal value at a 11 . 43 tcfe certified resource  ExxonMobil positioned to unlock value from resource through unique project development and operating capabilities Combined offer value per InterOil share (1) Source: ExxonMobil investor presentation on transaction (Aug - 16), available at: http:// phx.corporate - ir.net/External.File?item=UGFyZW50SUQ9MzQ2NDEzfENoaWxkSUQ9LTF8VHlwZT0z&t=1&cb=636054056445987472 . (1) Combined offer value comprises the undiscounted value of upfront consideration and contingent resource payment. (2) Based on the implied value of upfront Oil Search share consideration per InterOil share that was disclosed by Oil Search on May 20, 2016 . (3) As of May 19, 2016. $40.25 $42.06 $45.09 $51.13 $57.17 $63.22 $69.26 $75.30 $45.00 $47.12 $50.66 $57.73 $64.80 $71.87 $71.87 $71.87 6.2 6.5 7.0 8.0 9.0 10.0 11.0 12.0 Oil Search proposal ExxonMobil proposal InterOil pre - announcement share price: $ 31.65 (3) 11.43 tcfe scenario 10.0 tcfe ExxonMobil CRP cap (2) PRL 15 certified 2C resource ( tcfe ) … which significantly enhances value

– 11 – – 11 – “ ExxonMobil bid for Interoil : offer exceeds previous Oil Search/Total bid by > 12 % highlighting majors interest in LNG despite market weakness … ~ $ 1 / mcf reserve valuation in the base case seems rich in the current market as we estimate it requires ~ $ 100 / bbl Brent or $ 15 / mcf LNG to underpin price paid ” (Tudor Pickering Holt, July 18, 2016) (2) Analyst Commentary Media Commentary “ Exxon’s all - stock proposal of $ 2 . 5 billion is roughly 10 % higher than Oil Search’s $ 2 . 2 billion proposal for the company … ” (Wall Street Journal, July 18, 2016) (4) (1) Raymond James report on InterOil, dated July 18, 2016. (2) Tudor Pickering Holt report on “Energy thoughts”, dated July 18, 2016 . (3) Bernstein report on InterOil, dated July 18, 2016. (4) Wall Street Journal article “ Exxon’s Bid for InterOil Tops Rival’s”, dated July 18, 2016. “ The new buyout proposal has been determined by InterOil’s Board to be superior … such a bidding war involving E&P companies is practically unheard of, so naturally this is a positive state of affairs for InterOil holders … The better terms come on the variable side of the deal … the threshold is the same as what’s used by Oil Search, but the cash ratio is 17 % higher than Oil Search’s $ 6 . 05 per Tcfe ” (Raymond James, July 18, 2016) (1) “ InterOil is the other winner having engineered a competitive bidding process between two super - majors … For InterOil shareholders, there is complete alignment in the certification process … ExxonMobil [is incentivized] to push for as high a resource outcome as possible and removes a possible conflict of interest . This has to be worth something for InterOil shareholders ” (Bernstein, July 18, 2016) (3) ExxonMobil’s superior proposal has received strong support from market commentators

– 12 – – 12 – Current status of the proposed transaction

– 13 – – 13 –  Plan of Arrangement under Business Corporations Act (Yukon) ; requires approval of 66 2 / 3 % of voting shareholders and court approval  Information Circular released to shareholders on August 19 , 2016  Special Meeting for shareholder vote scheduled for September 21 , 2016  Transaction close expected to occur within one week of the vote, subject to court approvals Transaction timeline 2016 July August September November December 2Q 2017 July 21 Transaction announced Early August Record date for InterOil shareholder vote Mid August Interim court order Late September Final court order Mid August InterOil shareholders receive management information circular Mid September InterOil shareholder meeting (66 2/3% of votes cast threshold) Late September InterOil shareholders receive ExxonMobil shares and CRP consideration paid into escrow November 4Q16 ex - dividend date for ExxonMobil shareholders December 4Q16 ExxonMobil dividend paid to shareholders 2Q17 Anticipated completion of the Elk - Antelope 2C resource certification process. InterOil shareholders receive CRP out of escrow and pro - rata share of accrued interest Approx. 60 days

– 14 – – 14 – A vote for the proposed transaction is a vote “ FOR ” x A material and immediate premium to InterOil’s share price x A CRP that provides a direct cash payment to shareholders based on the value upside from Elk - Antelope resource certification x Exposure to future value via ownership in ExxonMobil’s high quality, diverse asset base and reliable dividend stream

– 15 – – 15 – Proxy Information If you have not received your proxy materials, contact your broker to obtain your control number to vote your shares online or by phone To Be Counted All proxies must be received by 12:00PM EDT on September 19, 2016 Vote Online www.proxyvote.com Vote by Phone US 1 - 800 - 454 - 8683 Canada 1 - 800 - 474 - 7493 For assistance David Wu, Senior Vice President, Investor Relations, InterOil Corporation U.S . (212) 653 - 9778 | david.wu@interoil.com Mackenzie Partners, Inc. U.S. (800) 322 - 2885 | International +1 (212) 929 - 5500 | iocproxy@mackenziepartners.com Additional information http ://www.interoil.com/exxonmobil - transaction/ 19

– 16 – – 16 – Appendix

ExxonMobil is committed to a robust and accurate certification of Elk-Antelope

InterOil

- Antelope-7 appraisal well (planned to spud in Oct-16) is designed to confirm the western flank of the field and increase confidence in resource estimates
  - Successful well has potential to increase resource estimates
- Interim resource certification to follow drilling and testing of the Antelope-7 appraisal well, which will be performed under terms of the Total 2014 SPA:
  - One expert to be chosen by each of ExxonMobil and Total
  - Final certification report binding on ExxonMobil and Total
- ExxonMobil has agreed to select from among Ryder Scott, Beicip, and Miller and Lents as experts for the interim resource certification, who are not burdened with prior assessment results from Pac LNG certifications
- ExxonMobil management, long-term PNG staff and senior technical consultants will lead certification process
- Senior technical experts from InterOil will also be engaged to ensure all appropriate knowledge and background is incorporated
- Holders Committee to be established to represent InterOil shareholders and monitor certification process
- CRP is structured so ExxonMobil is aligned with InterOil shareholders to ensure a robust and accurate certification process

Pac LNG certifications by Gaffney Cline/NSAI[1]

Expert and year (Tcf)	1C	2C	3C
GCA 2011	4.3	6.6	10.3
GCA 2013	4.9	7.0	9.7
GCA 2016	5.5	6.8	7.6
NSAI 2016	4.8	6.1	8.1

InterOil Holders Committee

- Act as the agent for all CRP holders
- Comprised of Chris Finlayson and Michael Hession
- Will monitor the process as per the CRP agreement
- Will receive monthly reports on the progress of certification process, subject to existing confidentiality obligations

Roadmap post Antelope-7

1-2 months	ExxonMobil and Total to select one expert each
3 months	Experts to complete work after receiving data
1-2 months	Parties to comment on the preliminary report and the experts to finalize their reports

Source: ExxonMobil investor presentation on transaction (Aug-16), available at: http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9MzQ2NDEzfENoaWxkSUQ9LTF8VHlwZT0z&t=1&cb=636054056445987472

(1) Elk-Antelope certification based on raw gas. Pac LNG certification results were released on July 14, 2016.

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ExxonMobil is positioned to maximize value of LNG developments in PNG

InterOil

- ExxonMobil has a long history in PNG, having conducted business in the country since 1922
  - Strong relationships with the government and community
- ExxonMobil is a proven developer and operator of a very successful LNG project in PNG
  - Led the successful financing, development and execution of the $19 billion PNG LNG project
  - Safely increased production 7% above original design capacity
  - Current PNG LNG site has advantages relative to others
- As operator of PNG LNG, ExxonMobil is uniquely positioned to drive benefits from cooperation and integration with Papua LNG
  - Material equity in both projects positions ExxonMobil to be sole LNG site operator for construction and operations
  - Able to coordinate commercial negotiations for LNG site access for Papua LNG and PNG LNG
  - Facilitates sharing of facilities and infrastructure, drives cost savings and schedule optimization

PNG LNG site



PNG LNG and Papua LNG ownership interests

PNG LNG	Status quo
ExxonMobil (operator)	33.2%
Oil Search	29.0%
PNG Gov't	16.8%
MRDC	2.8%
Santos	13.5%
Nippon Oil	4.7%

Elk-Antelope (PRL 15)	Pre deal	Post deal	Post back-in
ExxonMobil	–	36.5%	28.3%
Oil Search	22.8%	22.8%	17.7%
PNG Gov't	–	–	20.5%
Landowners	–	–	2.0%
InterOil	36.5%	–	–
Total	40.1%	40.1%	31.1%
Indirect	0.5%	0.5%	0.4%

Source: ExxonMobil investor presentation on transaction (Aug-16), available at: http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9MzQ2NDEzfENoaWxkSUQ9LTF8VHlwZT0z&t=1&cb=636054056445987472

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– 19 – Thank You For more information, please contact: david.wu@interoil.com Senior Vice President, Investor Relations